March 15, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2018 of Equinor ASA

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Equinor ASA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 15, 2019.

Sincerely,

EQUINOR ASA

By:	/s/ Åse Koll Lunde
Name:	Åse Koll Lunde
Title:	Senior Legal Counsel

Company Equinor ASA Registered Number NO 923 609 016 MVA	Office address Forusbeen 50 Forus 4033 Stavanger	Telephone +47 51 99 00 00 Telefax +47 51 99 00 50	Internet www.equinor.com